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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  PH Group Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    693318107
                                 --------------
                                 (CUSIP Number)


                              Royal Precision, Inc.
                        15170 North Hayden Road - Suite 1
                            Scottsdale, Arizona 85260
                                 (480) 627-0200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 18, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 693318107                                            Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Royal Precision, Inc.     06-1453896
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     500,000 (See Item 5)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 (See Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       500,000 (See Item 5)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 (See Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    500,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.5% (See Item 5)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 693318107                                            Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of PH Group Inc., an Ohio corporation (the "Issuer"), whose principal executive offices are located at 2241 CityGate Drive, Columbus, Ohio 43219.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Royal Precision, Inc. that it is the beneficial owner of any of the Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Royal Precision, Inc., a Delaware corporation ("Royal Precision") whose principal place of business is located at 15170 North Hayden Road - Suite 1, Scottsdale, Arizona 85260.

     Royal Precision designs, manufactures, and distributes steel golf club shafts and designs and distributes graphite golf club shafts and golf club grips. During the past five years, Royal Precision has not been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to such judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The issuance of the Option (as defined in Item 4 below) to Royal Precision did not require funds of Royal Precision. If the Option were exercised, it is expected that Royal Precision would use funds from its working capital to acquire the underlying shares of Common Stock issuable in connection with the Option.

ITEM 4. PURPOSE OF TRANSACTION.

     Royal Precision and the Issuer executed a Letter of Intent (the "Letter of Intent") on September 18, 2000 pursuant to which Royal Precision will move forward to negotiate a binding acquisition agreement in which the Issuer would become a wholly-owned subsidiary of Royal Precision (the "Proposed Acquisition"). A copy of the Letter of Intent is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Pursuant to the Letter of Intent, Royal Precision acquired an option to purchase up to 500,000 shares of Common Stock of the Issuer at a price of $.50 per share (the "Option"). The Option may be exercised in whole or in part at one or more times during the three year period beginning September 18, 2000. The
Proposed Acquisition is subject to a number of conditions, including the execution and delivery of definitive agreements acceptable to both parties, approval of the Boards of Royal Precision and the Issuer, and the approval of the shareholders of the Issuer and (to the extent legally required) Royal Precision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Option is exercisable to purchase up to 500,000 shares of Common Stock of the Issuer at a purchase price of $.50 per share. Based on the current number of outstanding shares of Common Stock of the Issuer, Royal Precision may be deemed to beneficially own approximately 22.5% of the Common Stock of the Issuer after giving effect to the issuance of shares pursuant to the Option. This ownership percentage is based upon 1,724,382 shares of Common Stock outstanding as of August 2, 2000 as disclosed in the Issuer's Form 10-QSB as filed with the Securities and Exchange Commission on August 30, 2000. If Royal Precision were to exercise the Option, it would have sole voting and dispositive power of all the Issuer Common Stock issued as a result of such exercise.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 693318107                                            Page 4 of 5 Pages
---------------------                                          -----------------

     Royal Precision does not currently own any shares of the Issuer.

     Reference is made to the information disclosed under Item 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Exhibit 1:  Letter of Intent by and  between  PH Group Inc.  and Royal
                      Precision, Inc.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 693318107                                            Page 5 of 5 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2000               Royal Precision, Inc.


                                        By: /s/ Thomas A. Schneider
                                            ------------------------------------
                                            Thomas A. Schneider - President